UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 1-6702

NEXEN INC.

(Exact name of registrant as specified in its charter)

801 - 7th Avenue S.W.

Calgary, Alberta, Canada T2P 3P7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.*

Form 20-F       [_]        Form 40-F       [_]

* The registrant files annual reports under cover of Form 10-K.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [_]                        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________.

This Report on Form 6-K incorporates by reference the exhibit attached hereto, which was filed by Nexen Inc. with the Canadian Securities Administrators (the “CSA”) on the date specified in the exhibit list.

EXHIBIT	TITLE

99.1

Management Proxy Circular, including Notice of Annual General and Special Meeting of Shareowners, Form of Proxy and Supplemental Mail Return Cards, with respect to the April 26, 2007 Annual General and Special Meeting of Shareowners, dated March 9, 2007, as filed with the CSA on March 27, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXEN INC.
(Registrant)

Date: March 27, 2007	By:	/s/ Sylvia L. Groves
Name: Sylvia L. Groves
Title: Assistant Secretary

EXHIBIT INDEX

EXHIBIT	TITLE

99.1

Management Proxy Circular, including Notice of Annual General and Special Meeting of Shareowners, Form of Proxy and Supplemental Mail Return Cards, with respect to the April 26, 2007 Annual General and Special Meeting of Shareowners, dated March 9, 2007, as filed with the CSA on March 27, 2007.